Filed by Noble Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:  Patina Oil & Gas Corporation

Commission File No.:  001-14344

This filing relates to a planned merger (the “Merger”) between Noble Energy, Inc. (“Noble Energy”) and Patina Oil & Gas Corporation  (“Patina”) pursuant to the terms of an Agreement and Plan of Merger, dated as of December 15, 2004 (the “Merger Agreement”), by and among Noble Energy, Noble Energy Production, Inc. and Patina.  The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Registration Statement on Form S-4 filed by Noble Energy on April 8, 2005, and is incorporated by reference into this filing.

On April 13, 2005, Noble Energy and Patina jointly issued a press release.  The release issued by Noble Energy is as follows:

100 Glenborough Drive	Contact: Greg Panagos: 281-872-3125
Suite 100
Investor_Relations@nobleenergyinc.com
Houston, TX 77067

NOBLE ENERGY AND PATINA OIL & GAS TO HOLD SHAREHOLDER MEETINGS
TO VOTE ON MERGER

HOUSTON (April 13, 2005) – Noble Energy, Inc. (NYSE: NBL) and Patina Oil & Gas Corporation (NYSE:  POG) today announced that each company will hold separate meetings of its shareholders on May 11, 2005 in connection with the proposed merger between the two companies.  Patina shareholders will vote to approve the merger, while Noble Energy shareholders will vote to approve the issuance of common stock to Patina shareholders in the merger and to amend the company’s certificate of incorporation to increase the number of authorized shares of common stock from 100 million to 250 million.  Upon approval of the share issuance by the shareholders of Noble Energy and the merger by the shareholders of Patina, and satisfaction of other customary conditions, the proposed merger is expected to close within a few days following the shareholder meetings.

On April 12, 2005, the Securities and Exchange Commission declared the registration statement relating to the issuance of Noble Energy common stock in the proposed merger to be effective.  Proxy statements for the respective shareholders’ meetings are being mailed on April 13, 2005 to all shareholders of Noble Energy and Patina as of March 31, 2005, the record date for each company.

Patina shareholders may elect to receive either shares of Noble Energy common stock, cash or a combination thereof (subject to the allocation procedure described in the proxy statement) in exchange for their shares of Patina common stock.  Election forms for purposes of making this election are being mailed together with the proxy statements.  The deadline for making an election with respect to the type of merger consideration to be received is 5:00 p.m., Houston,

Texas time, on May 10, 2005.  Patina shareholders should carefully complete the election forms and submit them to the exchange agent before the election deadline.

Noble Energy is one of the nation’s leading independent energy companies and operates throughout major basins in the United States including the Gulf of Mexico, as well as internationally, in Argentina, China, Ecuador, Equatorial Guinea, the Mediterranean Sea and the North Sea. Noble Energy markets natural gas and crude oil through its subsidiary, Noble Energy Marketing, Inc.

Patina is an independent energy company engaged in the acquisition, development, exploitation and production of oil and natural gas primarily in Colorado’s Wattenberg Field, the Mid-continent region of western Oklahoma and the Texas Panhandle, and the San Juan Basin in New Mexico.

This news release may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect Noble Energy’s current views about future events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected. Important factors that could cause the actual results to differ materially from those projected include, without limitation, the volatility in commodity prices for oil and gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other action, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s business that are detailed in its Securities and Exchange Commission (“SEC”) filings, including the Registration Statement on Form S-4 relating to the Merger referred to below.

In connection with the proposed merger (the “Merger”), Noble Energy has filed with the SEC a Registration Statement on Form S-4 (Registration Number 333-122262) that contains the joint proxy statement prospectus regarding the transaction.  Investors and security holders of Noble Energy and Patina are urged to read the definitive joint proxy statement/prospectus, and any other relevant materials filed by Noble Energy or Patina because they contain, or will contain, important information about Noble Energy, Patina and the Merger. These materials and other relevant materials (when they become available) and any other documents filed by Noble Energy or Patina with the SEC, may be obtained for free at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Noble Energy may be obtained free of charge from Noble Energy’s website at www.nobleenergyinc.com.  The documents filed with the SEC by Patina may be obtained free of charge from Patina’s website at www.patinaoil.com.

Noble Energy, Patina and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Noble Energy and Patina in favor of the Merger.  Information about the executive officers and directors of Noble Energy and their ownership of Noble Energy common stock is set forth in the proxy statement for Noble Energy’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 18, 2005.  Information about the executive officers and directors of Patina and their ownership of Patina common stock is set forth in the proxy statement for Patina’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004.  Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Noble Energy, Patina and their respective executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus, which is included in the above referenced Registration Statement on Form S-4.